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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2007

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

Attached herewith as Exhibit 99.1 is a press release, dated April 11, 2007, whereby Acergy S.A. announced its unaudited results for the first quarter ended February 28, 2007.

FINANCIAL HIGHLIGHTS

                                                         THREE MONTHS ENDED
                                                     -------------------------
                                                      FEB.28.07     Feb.28.06
IN $ MILLIONS                                         UNAUDITED     Unaudited
--------------------------------------------------   -----------   -----------
Net operating revenue from continuing operations     $     565.8   $     367.6
Gross profit                                                84.3          50.9
Net operating income from continuing operations             49.4          27.6
Income from continuing operations                           36.2          20.4
Income from discontinued operations                          4.2           4.1
Gain on disposal of discontinued operations                    -          16.4
Net income                                           $      40.4   $      40.9

                                                         THREE MONTHS ENDED
                                                     -------------------------
                                                      FEB.28.07     Feb.28.06
PER SHARE DATA (Diluted)                              UNAUDITED     Unaudited
--------------------------------------------------   -----------   -----------

Earnings per share from continuing operations        $      0.18   $      0.10
Earnings per share from discontinued operations      $      0.02   $      0.11
Net earnings per share                               $      0.20   $      0.21
Weighted-average number of common shares issued            216.8         196.8
(millions)

HIGHLIGHTS
-    A high level of activity in a traditionally low quarter
- Commercial activity globally was at a particularly high level during the quarter
- Two significant contract awards in Norway - a $140 million award for Marathon and a $120 million award for Statoil

POST QUARTER ACTIVITY
- Award of $400 million Mexilhao trunkline contract for Acergy Piper in Brazil in 2008
-    Pertinacia sailed on March 18 to start long term contract in Brazil.

ACERGY AFRICA AND MEDITERRANEAN - This was another very active quarter in Africa with the installation of Moho Bilondo now in progress and EPC2B now substantially completed. The steady rate of progress on Greater Plutonio continues with most of the flowlines now laid, the FPSO moored and preparation ongoing for the riser tower installation in the second quarter. The high level of activity in this region is expected to continue throughout the year. The awards of many of the major contracts that were bid in 2006 and others now going through the bidding process are expected to be delayed until the latter part of 2007 and possibly into 2008, due to rising costs and local constraints.

ACERGY NORTHERN EUROPE AND CANADA - In an unusually active first quarter for the North Sea, the Eldfisk pipelay and the Britannia Satellites projects were completed and progress was made on a number of other projects. The Marathon Volund award and the Statoil five year frame agreement for survey work were won during the quarter and the very large Nord Stream trunkline project has been bid. Strong market conditions continue to be experienced.

ACERGY NORTH AMERICA AND MEXICO - The discontinued business in Trinidad is now substantially complete. Engineering services for projects in Brazil are helping to meet the fixed costs in this region. A high level of tendering for the international market and for the Gulf of Mexico continues.

ACERGY SOUTH AMERICA - Both ships on long term contracts experienced down time due to thruster problems. This offset the effect of revenue growth in what was otherwise a higher volume quarter for Brazil as the PRA-1 contract progressed to the installation phase. The award of the $400 million Mexilhao contract by Petrobras for the Acergy Piper, since quarter end, is expected to be a major contribution to the growth of our business in this region in 2008.

ACERGY ASIA AND MIDDLE EAST - The Kerisi project was completed during the quarter and the Dai Hung project progressed. The Toisa Proteus will start work on the Maari and Vincent projects when she joins the fleet in the second quarter. Commercial activities are now running at a very high level confirming our expectations for the development of this region.

ASSET DEVELOPMENT
The new build and conversion programs on ships progressed throughout the first quarter against a continuing backdrop of supplier delays and cost escalations. The Pertinacia was delivered in March and starts work in Brazil imminently. The Polar Queen continues to suffer shipyard delays, postponing delivery from the second quarter until early in the third quarter. The Toisa Proteus is still expected to join the fleet in the second quarter. Delivery of the Sapura 3000 and the Acergy Viking is now expected in the third quarter. The Skandi Acergy is still expected to join the fleet in the second quarter of 2008.

NON-CONSOLIDATED JOINT VENTURES - This was a low quarter for the non-consolidated joint ventures with a contribution of $2.4 million compared to $5.5 million at this time last year. The NKT Flexibles and the Subsea7 joint ventures had modest first quarters. The Seaway Heavy Lifting joint venture had the Stanislav Yudin in dry dock in December and did not start work until the second quarter. The SapuraAcergy joint venture is expected to make a positive contribution later in the year after delivery of the Sapura 3000.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the first quarter increased by 54% compared to the same quarter in 2006 to $565.8 million primarily due to increased activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the first quarter was $49.4 million compared to $27.6 million for the same period in 2006 as a result of a higher level of activity.

After including a gain of $4.2 million from discontinued operations, net income from all operations for the quarter ended February 28, 2007 was $40.4 million compared to $40.9 million for the same period in 2006, which included a gain on sale of assets of $16.4 million.

The cash and cash equivalents position at the quarter end was $728.7million, compared to $717.5 million as at November 30, 2006. Total advance billings at the quarter end were $243.9 million compared to $234.8 million at the 2006 year end.

At quarter end, as a result of the share buyback programme, Acergy S.A. held directly 5,560,025 of its own shares representing 2.85% of the total outstanding shares, as well as indirectly holding 879,121 shares, representing 0.45% of the total outstanding shares.

CURRENT TRADING
The backlog for continuing operations as at February 28, 2007 was $2.6 billion, of which $1.4 billion was for execution throughout the remainder of 2007. The Group also held an additional $470 million in pre-backlog at the quarter end.

     IN $ MILLIONS AS AT:         FEB.28.07     NOV.30.06     FEB.28.06
     -------------------------   -----------   -----------   -----------
     Backlog (1)                       2,557         2,576         2,286
     Pre-Backlog (2)                     470           302           538

     (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $2.1 million (Feb.28.07), $11.2 million (Nov.30.06) and $23.5
          million (Feb.28.06). Backlog reflects the stated value of signed contracts.
     (2) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
The outlook for seabed-to-surface engineering and construction remains strong with bidding activity continuing at a high level for West Africa, the North Sea and Asia. The majority of the bids for the large deepwater field developments in Africa, that were bid in 2006 and those currently in the bid process, once awarded, are expected to continue to drive the market.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                 THREE MONTHS ENDED
                                                            ----------------------------
                                                            FEBRUARY 28,    February 28,
                                                               2007             2006
                                                             UNAUDITED        Unaudited
                                                            ------------    ------------
Net operating revenue from continuing operations            $      565.8    $      367.6
Operating expenses                                                (481.5)         (316.7)
                                                            ------------    ------------
Gross profit                                                        84.3            50.9

Share in net income of non-consolidated joint ventures               2.4             5.5
Selling, general and administrative expenses                       (38.6)          (29.1)
Impairment of long-lived tangible assets                               -               -
Gains/(Losses) on disposal of long-lived tangible assets
 and subsidiaries                                                    0.9            (0.3)
Other operating income (loss), net                                   0.4             0.6
                                                            ------------    ------------
Net operating income from continuing operations                     49.4            27.6

Interest income (expense), net                                       5.0             2.4
Foreign currency exchange (losses)/gains, net                       (2.3)            0.5
                                                            ------------    ------------
Income before minority interest and taxes from
 continuing operations                                              52.1            30.5
Minority interests                                                  (0.7)            0.9
                                                            ------------    ------------

Income before income taxes from continuing operations               51.4            31.4
Income tax provision                                               (15.2)          (11.0)
                                                            ------------    ------------
Income from continuing operations                                   36.2            20.4
Income from discontinued operations                                  4.2             4.1
Gain on disposal of discontinued operations                            -            16.4
                                                            ------------    ------------
Net income                                                  $       40.4    $       40.9
                                                            ============    ============

PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                     $       0.19    $       0.10
  Discontinued operations                                   $       0.02    $       0.11
                                                            ------------    ------------
  Net earnings                                              $       0.21    $       0.21
                                                            ============    ============

  Diluted                                                                   $
  Continuing operations                                     $       0.18    $       0.10
  Discontinued operations                                   $       0.02    $       0.11
                                                            ------------    ------------
  Net earnings                                              $       0.20    $       0.21
                                                            ============    ============

Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                            190.8           192.1
  Diluted                                                          216.8           196.8

SELECTED  INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                      $       50.3    $       36.7
Depreciation and amortisation                               $       17.0    $       14.2
Dry-dock amortisation                                       $        3.9    $        3.3

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                   AS AT            As at           As at
                                                                FEBRUARY 28,    February 28,    November 30,
                                                                   2007             2006           2006(a)
                                                                 UNAUDITED        Unaudited        Audited
                                                                ------------    ------------    ------------
ASSETS
  Cash and cash equivalents                                     $      728.7    $      395.0    $      717.5
  Assets held for sale                                                     -            21.2            16.7
  Other current assets (b)                                             548.8           379.5           669.4
  Long-lived tangible assets, net of accumulated depreciation          677.9           489.1           645.6
  Other non-current assets                                             180.0           101.1           160.0
                                                                ------------    ------------    ------------
    Total assets                                                $    2,135.4    $    1,385.9    $    2,209.2
                                                                ============    ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                      3.2             0.8             2.4
  Other current liabilities                                            889.1           803.8           917.1
  Long term debt                                                       506.3             8.7           507.1
  Other non-current liabilities                                         57.5            46.4            64.2
  Minority interests                                                    19.4            24.7            18.7
  Shareholders' equity
    Common Shares                                                      389.9           386.3           389.0
    Paid-in-surplus                                                    478.6           464.1           475.0
    Accumulated deficit                                               (113.9)         (350.1)         (154.3)
    Accumulated other comprehensive income                               5.6             2.2             7.5
    Treasury stock                                                    (100.3)           (1.0)          (17.5)
                                                                ------------    ------------    ------------
      Total shareholders' equity                                       659.9           501.5           699.7
                                                                ------------    ------------    ------------
      Total liabilities and shareholders' equity                $    2,135.4    $    1,385.9    $    2,209.2
                                                                ============    ============    ============

     (a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.

     (b) As at February 28, 2007 a total of $nil million of claims and variation orders not formally agreed with clients has been included in other current assets. This compares to $1.0 million and $nil of claims and variation orders included in other current assets at February 28, 2006 and November 30, 2006 respectively.

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                       ACERGY        ACERGY                       ACERGY
FOR THE THREE MONTHS ENDED             ACERGY          NORTHERN       NORTH         ACERGY         ASIA &
FEBRUARY 28, 2007                     AFRICA &         EUROPE &     AMERICA &        SOUTH         MIDDLE         ACERGY
(in $millions)                      MEDITERRANEAN       CANADA      MEXICO (b)      AMERICA         EAST        CORPORATE     TOTAL
--------------------------------   ---------------    ----------   -----------    -----------    -----------   -----------   -------
Net operating revenue -
 external(a)                                 281.8         237.8           0.4           29.8           15.5           0.5    565.8
Income / (loss) from operations               11.9          39.4          (0.8)          (2.9)           1.3           0.5     49.4
  Interest income, net                                                                                                          5.0
  Foreign exchange loss                                                                                                        (2.3)

Income before minority interests                                                                                             $ 52.1
from continuing operations

                                                       Acergy        Acergy                       Acergy
For the three months ended             Acergy          Northern       North         Acergy         Asia &
February 28, 2007                     Africa &         Europe &     America &        South         Middle         Acergy
(in $millions)                      Mediterranean       Canada      Mexico (b)      America         East        Corporate     Total
--------------------------------   ---------------    ----------   -----------    -----------    -----------   -----------   -------
Net operating revenue -
 external (a)                                208.9         101.1           9.4           14.9           33.3             -    367.6
Income / (loss) from operations               20.3           6.9           1.2            0.8            3.3          (4.9)    27.6
  Interest income, net                                                                                                          2.4
  Foreign exchange gain                                                                                                         0.5

Income before minority interests and taxe                                                                                    $ 30.5
from continuing operations

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended February 28, 2007. The revenue from these clients was $229.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended February 28, 2006, two clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $162.5 million for the quarter and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia Middle East.

(b)  Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

FORWARD-LOOKING STATEMENTS: Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 13, 2007                              By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer